ORRICK

05010548

August 11, 2005

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of July 14, 2005.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
AUG 2005
WASH, D.C.
185

DOCSNY1:1082596.13

Press Information

**Vienna International Airport:
July brings passenger growth of 9.5%.**

The good development recorded during the first six months of 2005 continued into July with sound growth in all traffic segments.
The number of passengers increased 9.5% to a total of 1,652,805, with the share of transfers rising 10.5%. Flight movements grew 1.4% and maximum take-off weight (MTOW) showed a plus of 4.1%. Growth of 12.8% was reported in the cargo area.

The development of scheduled traffic differed by region, with the Near East and Middle again leading the field through growth of 25.9%. Travel to the USA also showed a sharp rise of 22.7%, while the number of passengers to the Far East increased 13.5%.

The number of passengers handled during the first seven months of the year rose by 7.7% to 8,923,679. Maximum take-off weight (MTOW) increased 6.5%. Flight movements grew by 4.4% and cargo volume was 8.7% higher.

	July 2005	Change in %	January to July 2005	Change in %
Passengers:	1,652,805	+9.5	8,923,679	+7.7
Transfer passengers:	568,040	+10.5	3,000,272	+3.3
Maximum take-off weight (in tonnes):	618,784	+4.1	3,745,774	+6.5
Flight movements (arrival + departure):	21,125	+1.4	133,634	+4.4
Cargo in tonnes (air cargo and trucking):	20,266	+12.8	126,261	+8.7

For additional information contact: Michael Kochwalter (Tel. 01/7007-22300)
Hans Mayer (Tel. 01/7007-23000)

19/05 M/MY .... 11. August 2005